Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: TortoiseEcofin Acquisition Corp. III

Commission File No.: 001-40633

Date: February 12, 2024

On February 5, 2024, One Energy Enterprises, Inc. (“One Energy”), which is a party to a previously disclosed Business Combination Agreement, dated as of August 14, 2023, with TortoiseEcofin Acquisition Corp. III, among other parties, issued the following press release.

One Energy Announces Appointment of Thomas Russell to Chief Financial Officer

Seasoned finance executive with over 20 years of experience in financial planning and analysis as well as public company finance strategy & reporting

Joins One Energy leadership team and will focus on the company’s financial strategy & execution

Findlay, Ohio, February 5, 2024 – One Energy Enterprises Inc., an industrial power company, announced today the appointment of Thomas “Tom” Russell to the position of Chief Financial Officer, reporting directly to CEO Jereme Kent.

One Energy CFO Thomas Russell

Mr. Russell is a global financial planning and analysis leader with more than 20 years of experience. Most recently, Mr. Russell served as CFO for CPBS Holdings, a private equity sponsored provider of diagnostic maintenance and repair services for laboratories prior to its acquisition by Avantik in 2023, where he led the company’s financing strategy and accounting functions. He also previously served as the CFO of Fresh Products, LLC. Mr. Russell has served as Director of Global Financial Planning & Analysis at Cooper Tire & Rubber Company (NYSE: CTB) and Vice President of Financial Planning & Analysis at Welltower (NYSE: WELL). Mr. Russell is also a certified public accountant.

“Tom is a welcome addition to the team, bringing extensive financial experience from global enterprises that will help One Energy navigate the challenges associated with growing its business as it transitions to the public capital markets,” said Jereme Kent, CEO of One Energy. “Tom will play a key role in advancing our vision of reshaping the utility industry and building our portfolio of industrial clients that want to take back control of their power needs and transition to a more sustainable, reliable, and cost-effective energy solution.”

“It’s an honor to be joining the world-class team at One Energy,” said Mr. Russell. “I look forward to advancing One Energy’s mission of bringing on-site, behind-the-meter, renewable energy generation to American industry and leading the charge on building out the much-needed electric semi-truck charging infrastructure in the Midwest.”

Mr. Russell will be based out of One Energy’s headquarters in Findlay, Ohio.

One Energy recently announced several major initiatives, including the start of operations at its first high-voltage Megawatt Hub, which provides high-volume power connections for industries that require significant loads of power for their operations, such as electric truck charging, digital currency mining, and indoor farming. In October, One Energy energized the largest electric semi-truck charging site in the U.S. at its 30 MW Megawatt Hub Site in Ohio. Last month, One Energy launched a new electric semi-truck trial program known as “Just Roll,” inviting fleet operators to test its new electric semi-trucks, including the Daimler eCascadia.

About One Energy

One Energy is an industrial power company and the largest installer of on-site, behind-the-meter, wind energy in the United States. Recognizing that large energy consumers are fed up with the failings of legacy utilities, One Energy developed modern energy services to control cost and risk, such as Wind for Industry® and Managed High Voltage®. One Energy is building the customer-centric grid of the future. Founded in 2009, One Energy is headquartered in Findlay, Ohio and currently has approximately 75 employees. Learn more about the customer-centric power grid of the future at One Energy’s website (www.onepower.com).

On August 15, 2023, One Energy Enterprises Inc. and TortoiseEcofin Acquisition Corp. III (NYSE: TRTL) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (One Power) to be listed on the New York Stock Exchange under the ticker symbol “ONE”.

About TortoiseEcofin Acquisition Corp. III

TortoiseEcofin Acquisition Corp. III was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between TortoiseEcofin Acquisition Corp. III (“TRTL”) and One Energy Enterprises Inc. (“One Energy,” the business of which (referred to herein as “One Power”), after consummation, if any (the “Closing”) of the Proposed Transaction, will be the business of the “Combined Company,” which is expected to be renamed “One Power Company”), which is the subject of the Agreement and Plan of Merger between TRTL, One Energy and certain other parties thereto (the “Merger Agreement”), TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Power, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Power, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Power or the Combined Company)and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Power or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Power’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Power, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Power operates, variations in performance across competitors, changes in laws and regulations affecting One Power’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of One Power to achieve its business and growth plans, (xiv) the ability of One Power to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Power, (xv) the risk that One Power will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Power experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Power will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Power in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Power, or the Combined Company after the Closing, are derived entirely from One Energy (referred to herein as “One Power”). No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Power has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

For Investors:

John Ragozzino, CFA

ICR, Inc.

OneEnergyIR@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

OneEnergyPR@icrinc.com

On February 9, 2024, One Energy Enterprises, Inc. (“One Energy”), which is a party to a previously disclosed Business Combination Agreement, dated as of August 14, 2023, with TortoiseEcofin Acquisition Corp. III, among other parties, issued the following press release.

One Energy and Marathon Petroleum Apply for Innovation Hub Grant to Create the Black Swamp Combinator in Findlay, Ohio

Findlay, Ohio, February 9, 2024—One Energy Enterprises Inc., in collaboration with Marathon Petroleum Corporation, is pleased to announce the companies’ joint application for an Ohio Innovation Hubs Grant. If successful in securing, the parties intend to progress efforts to establish the Black Swamp Combinator, a pioneering innovation hub for energy technology startups, in Findlay, Ohio.

The Black Swamp Combinator seeks to develop a sustainable ecosystem for physical energy tech startups. Drawing inspiration from Northwest Ohio’s historic Black Swamp region – the birthplace of the modern oil and natural gas industry over a century ago – the Combinator aims to leverage this rich energy heritage to support future innovations.

The Combinator’s objective is to attract, nurture and expedite the growth of early-phase startups, accelerating their development into enduring energy tech enterprises. The Combinator would plan to offer significant resources, expert advice, and mentorship to early-stage companies, including support from world-class corporations, industry advisors and research institutions in the vicinity.

Jereme Kent, CEO of One Energy, remarked, “Global industrial operations are fundamentally reliant on energy, yet innovation in the power and grid sector is notably sluggish. The American entrepreneurial spirit needs to invigorate the power grid, and this Combinator is poised to catalyze that transformation.”

Dave Heppner, Senior Vice President, Strategy and Business Development at Marathon, stated, “We believe enabling continued innovation in Northwest Ohio can play an important role in supplying sustainable fuels and energy solutions for many decades to come. As the energy landscape evolves, opportunities and partnerships like the proposed Combinator are critical to advancing the development of ideas and capabilities that support continued success in the American energy industry.”

The Combinator is seeking, but has not yet been awarded, a $15 million grant from the Ohio Department of Development’s Innovation Hubs program. This endeavor is part of the broader Innovation Hubs program, designed to position Ohio and the nation as leaders in innovation.

For more information on the Ohio Innovation Hubs program, please visit https://development.ohio.gov/business/third-frontier-and-technology/innovation-hubs.

About One Energy

One Energy is an industrial power company and the largest installer of on-site, behind-the-meter, wind energy in the United States. Recognizing that large energy consumers are fed up with the failings of legacy utilities, One Energy developed modern energy services to control cost and risk, such as Wind for Industry® and ManagedHV® projects. One Energy is building the customer-centric grid of the future. Founded in 2009, One Energy is headquartered in Findlay, Ohio and currently has approximately 75 employees. Learn more about the customer-centric power grid of the future at One Energy’s website (www.onepower.com).

On August 15, 2023, One Energy Enterprises Inc. and TortoiseEcofin Acquisition Corp. III (NYSE: TRTL) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (One Power) to be listed on the New York Stock Exchange under the ticker symbol “ONE”.

About TortoiseEcofin Acquisition Corp. III

TortoiseEcofin Acquisition Corp. III was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between TortoiseEcofin Acquisition Corp. III (“TRTL”) and One Energy Enterprises Inc. (“One Energy,” the business of which (referred to herein as “One Power”), after consummation, if any (the “Closing”) of the Proposed Transaction, will be the business of the “Combined Company,” which is expected to be renamed “One Power Company”), which is the subject of the Agreement and Plan of Merger between TRTL, One Energy and certain other parties thereto (the “Merger Agreement”), TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Power, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Power, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Power or the Combined Company)and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Power or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Power’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Power, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Power operates, variations in performance across competitors, changes in laws and regulations affecting One Power’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of One Power to achieve its business and growth plans, (xiv) the ability of One Power to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Power, (xv) the risk that One Power will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Power experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Power will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Power in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Power, or the Combined Company after the Closing, are derived entirely from One Energy (referred to herein as “One Power”). No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Power has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

For Investors:

John Ragozzino, CFA

ICR, Inc.

OneEnergyIR@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

OneEnergyPR@icrinc.com

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between TortoiseEcofin Acquisition Corp. III (“TRTL”) and One Energy Enterprises Inc. (“One Energy,” the business of which (referred to herein as “One Power”), after consummation, if any (the “Closing”) of the Proposed Transaction, will be the business of the “Combined Company,” which is expected to be renamed “One Power Company”), which is the subject of the Agreement and Plan of Merger between TRTL, One Energy and certain other parties thereto (the “Merger Agreement”), TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Power, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Power, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Power or the Combined Company)and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Power or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Power’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Power, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Power operates, variations in performance across competitors, changes in laws and regulations affecting One Power’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of One Power to achieve its business and growth plans, (xiv) the ability of One Power to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Power, (xv) the risk that One Power will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Power experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Power will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Power in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Power, or the Combined Company after the Closing, are derived entirely from One Energy (referred to herein as “One Power”). No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Power has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.